SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


              -----------------------------------------------------




                                    FORM 11-K



                    X ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1997

                                       OR


                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



              -----------------------------------------------------




                             Full title of the Plan:

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN






Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                GATX Corporation

              500 West Monroe Street, Chicago, Illinois 60661-3676
                                 (312) 621-6200

                                                         SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                   GATX CORPORATION SALARIED
                                               EMPLOYEES RETIREMENT SAVINGS PLAN
                                                         (Name of Plan)


                                                 By:    /s/ James Conniff
                                                    ---------------------------
                                                           James Conniff
                                                         Plan Administrator


Dated:  June 26, 1998

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN


INDEX TO FINANCIAL STATEMENTS FOR ANNUAL REPORT ON FORM 11-K

December 31, 1997



The following financial data are submitted herewith:

   Report of Independent Auditors .............................................3

   Consent of Independent Auditors ............................................4

   Statements of Financial Condition, with Fund Information ...................5

   Statements of Income and Changes in Participants' Equity,
      with Fund Information....................................................7

   Notes to Financial Statements .............................................10

All schedules have been omitted because the information required therein is included in the financial statements and notes thereto.

REPORT OF INDEPENDENT AUDITORS



Employee Benefits Committee
GATX Corporation


We have audited the accompanying statements of financial condition of GATX Corporation Salaried Employees Retirement Savings Plan as of December 31, 1997 and 1996, and the related statements of income and changes in participants' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GATX Corporation Salaried Employees Retirement Savings Plan at December 31, 1997 and 1996, and the income and changes in participants' equity for years then ended, in conformity with generally accepted accounting principles.

The Fund Information in the statements of financial condition and the statements of income and changes in participants' equity is presented for purposes of additional analysis rather than to present the financial condition and income and changes in participants' equity of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                       ERNST & YOUNG LLP




Chicago, Illinois
May 20, 1998

CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the following: (i) Registration Statement No. 2-92404 on Form S-8, filed July 26, 1984 and (ii) Registration
Statement No. 33-41007 on Form S-8 filed June 7, 1991, pertaining to the GATX Corporation Salaried Employees Retirement Savings Plan, of our report dated May 20, 1998 with respect to the financial statements of GATX Corporation Salaried Employees Retirement Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 1997.



                                                              ERNST & YOUNG LLP




Chicago, Illinois
June 23, 1998


GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF FINANCIAL CONDITION, WITH FUND INFORMATION
December 31, 1997



                                                                           FUND INFORMATION
                                                                           ----------------

                                                        GATX       Fidelity                              Phillips
                                          Managed       Stock       Spartan                              Petroleum    Dreyfus
                                          Income        Fund      U.S. Equity   Fidelity     Putnam       Company       New
                                           Fund       (Note D)    Index Fund     Puritan     Voyager    Securities    Leaders
                                         --------     --------  --------------   -------     -------    ----------    -------
ASSETS
Investments at Current Value - Note C:
  Bankers Trust Pyramid GIC Fund        $12,642,493
  GATX Corporation Stock Fund                        $56,249,309
  Fidelity U.S. Equity Index Fund                                  $23,563,086
  Fidelity Puritan Fund                                                         $8,444,699
  Fidelity Managed Income Portfolio II   11,540,501
  Putnam Voyager Fund                                                                       $14,074,452
  Phillips Petroleum Company
        Common Stock                                                                                     $51,950
  Dreyfus New Leaders Fund                                                                                           $987,859
  Fidelity Equity Income Fund
  Templeton Foreign Fund I
                                        --------------------------------------------------------------------------------------------

    Subtotal                             24,182,994   56,249,309    23,563,086   8,444,699   14,074,452   51,950     $987,859

  Loans to Participants
  Cash                                      992,335
                                        --------------------------------------------------------------------------------------------

TOTAL ASSETS                            $25,175,329  $56,249,309   $23,563,086  $8,444,699  $14,074,452  $51,950     $987,859
                                        ===========  ===========   ===========  ==========  ===========  =======     ========

PARTICIPANTS' EQUITY                    $25,175,329  $56,249,309   $23,563.086  $8,444,699  $14,074,452  $51,950     $987,859
                                        ===========  ===========   ===========  ==========  ===========  =======     ========


See notes to financial statements.


GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF FINANCIAL CONDITION, WITH FUND INFORMATION
December 31, 1997

(CONTINUED)

                                                                FUND INFORMATION
                                                                ----------------

                                                 Fidelity    Templeton
                                                  Equity      Foreign     Employee
                                                  Income      Fund I        Loans         Total
                                                 --------   ----------    ---------      --------
ASSETS
Investments at Current Value - Note C:
  Bankers Trust Pyramid GIC Fund                                                         $12,642,493
  GATX Corporation Stock Fund                                                             56,249,309
  Fidelity U.S. Equity Index Fund                                                         23,563,086
  Fidelity Puritan Fund                                                                    8,444,699
  Fidelity Managed Income Portfolio II                                                    11,540,501
  Putnam Voyager Fund                                                                     14,074,452
  Phillips Petroleum Company
        Common Stock                                                                          51,950
  Dreyfus New Leaders Fund                                                                   987,859
  Fidelity Equity Income Fund                   $3,238,274                                 3,238,274
  Templeton Foreign Fund I                                   $1,710,579                    1,710,579

                                                -----------------------------------------------------
    Subtotal                                     3,238,274    1,710,579                  132,503,202

  Loans to Participants                                                 $4,189,433         4,189,433
  Cash                                                                                       992,335
                                                -----------------------------------------------------

TOTAL ASSETS                                    $3,238,274  $1,710,579  $4,189,433      $137,684,970
                                                =====================================================

PARTICIPANTS' EQUITY                            $3,238,274  $1,710,579  $4,189,433      $137,684,970
                                                =====================================================


See notes to financial statements.


GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF FINANCIAL CONDITION, WITH FUND INFORMATION
December 31, 1996

                                                                               FUND INFORMATION
                                                                               ----------------

                                                            GATX       Fidelity                               Phillips
                                             Managed        Stock     U.S. Equity                             Petroleum     Dreyfus
                                             Income         Fund         Index       Fidelity     Putnam       Company        New
                                              Fund        (Note D)       Fund         Puritan     Voyager    Securities     Leaders
                                            --------      --------     --------       -------     -------    ----------     -------
ASSETS
Investments at Current Value - Note C:
  Bankers Trust Pyramid GIC Fund          $15,842,715
  GATX Corporation Stock Fund                           $37,137,923
  Fidelity U.S. Equity Index Fund                                      $16,716,969
  Fidelity Puritan Fund                                                              $6,474,184
  Fidelity Managed Income Portfolio II     10,691,485
  Putnam Voyager Fund                                                                             $12,056,221
  Phillips Petroleum Company
        Common Stock                                                                                            $47,276
  Dreyfus New Leaders Fund                                                                                                 $362,975
  Fidelity Equity Income Fund
  Templeton Foreign Fund I
                                         -------------------------------------------------------------------------------------------

    Subtotal                               26,534,200    37,137,923     16,716,969    6,474,184    12,056,221    47,276     362,975

  Loans to Participants
  Cash                                      1,199,484
                                          ------------------------------------------------------------------------------------------

TOTAL ASSETS                              $27,733,684   $37,137,923    $16,716,969   $6,474,184   $12,056,221   $47,276    $362,975
                                          ===========   ===========    ===========   ==========   ===========   =======    ========

PARTICIPANTS' EQUITY                      $27,733,684   $37,137,923    $16,716,969   $6,474,184   $12,056,221   $47,276    $362,975
                                          ===========   ===========    ===========   ==========   ===========   =======    ========


See notes to financial statements.


GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF FINANCIAL CONDITION, WITH FUND INFORMATION
December 31, 1996

(Continued)
                                                          FUND INFORMATION
                                                          ----------------

                                            Fidelity    Templeton
                                             Equity      Foreign       Employee
                                             Income       Fund I        Loans          Total
                                            --------     --------      --------       ---------

ASSETS
Investments at Current Value - Note C:
  Bankers Trust Pyramid GIC Fund                                                     $15,842,715
  GATX Corporation Stock Fund                                                         37,137,923
  Fidelity U.S. Equity Index Fund                                                     16,716,969
  Fidelity Puritan Fund                                                                6,474,184
  Fidelity Managed Income Portfolio II                                                10,691,485
  Putnam Voyager Fund                                                                 12,056,221
  Phillips Petroleum Company
        Common Stock                                                                      47,276
  Dreyfus New Leaders Fund                                                               362,975
  Fidelity Equity Income Fund               $545,109                                     545,109
  Templeton Foreign Fund I                               $558,530                        558,530
                                         --------------------------------------------------------

    Subtotal                                 545,109      558,530                    100,433,387

  Loans to Participants                                                $4,218,169      4,218,169
  Cash                                                                                 1,199,484
                                         -------------------------------------------------------

TOTAL ASSETS                                $545,109     $558,530      $4,218,169   $105,851,040
                                         =======================================================

PARTICIPANTS' EQUITY                        $545,109     $558,530      $4,218,169   $105,851,040
                                         =======================================================


See notes to financial statements.


GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY, WITH FUND INFORMATION
For year ended December 31, 1997


                                                                         FUND INFORMATION

                                                                Fidelity                               Phillips
                                                  GATX Stock   Spartan U.S.                           Petroleum     Dreyfus
                                      Managed        Fund      Equity Index   Fidelity     Putnam      Company        New
                                    Income Fund    (Note D)        Fund       Puritan      Voyager    Securities    Leaders
                                    -----------   ----------      ------      --------     -------    ----------    -------
CONTRIBUTIONS &
   INVESTMENT INCOME
Contributions by GATX Corporation
   and subsidiaries                               $2,132,799
Salary deferrals by participants     $1,591,346      838,652    $1,307,358     $675,891   $1,359,919               $143,090
Rollover contributions by
    participants                        268,887       93,231       174,570      104,981      159,668                 32,211
Dividend income                                    1,383,755       520,998      647,478      833,578                 84,885
Interest income                       1,525,209          716
Gain on sale of investments                          843,018       854,502      152,974      422,723                 14,348
                                     --------------------------------------------------------------------------------------
TOTAL CONTRIBUTIONS AND
   INVESTMENT INCOME                  3,385,442    5,292,171     2,857,428    1,581,324    2,775,888                274,534
                                     --------------------------------------------------------------------------------------

Net transfers authorized by
    participants                     (3,147,988)      55,916     1,079,216      342,192   (1,430,986)               320,556
Unrealized increase (decrease) in
   current value of investments                   17,354,625     4,366,486      678,743    1,653,693     $ 4,674     44,015
Withdrawals by participants          (2,825,629)  (3,543,334)   (1,475,620)    (651,934)  (1,046,267)               (24,258)
Loans to participants                  (735,284)    (305,673)     (313,574)    (162,209)    (340,462)               (24,491)
Loan repayments by participants         765,104      257,681       332,181      182,399      406,365                 34,528
                                     ---------------------------------------------------------------------------------------
                                     (5,943,797)  13,819,215     3,988,689      389,191     (757,657)      4,674    350,350
                                     --------------------------------------------------------------------------------------
Increase / (Decrease) in
   Participants' Equity              (2,558,355)  19,111,386     6,846,117    1,970,515    2,018,231       4,674    624,884
                                     --------------------------------------------------------------------------------------

Participants' Equity
   January 1, 1997                   27,733,684   37,137,923    16,716,969    6,474,184   12,056,221      47,276    362,975
                                     --------------------------------------------------------------------------------------

Participants' Equity
   December 31, 1997                 $25,175,329 $56,249,309   $23,563,086   $8,444,699  $14,074,452     $51,950   $987,859
                                     ======================================================================================

See notes to financial statements.



GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY, WITH FUND INFORMATION
For year ended December 31, 1997

(CONTINUED)

                                                                         FUND INFORMATION


                                      Fidelity    Templeton
                                       Equity      Foreign      Employee
                                       Income      Fund I        Loans          Total
                                    -----------   ---------      ------        --------
CONTRIBUTIONS &
   INVESTMENT INCOME
Contributions by GATX Corporation
   and subsidiaries                                                           $2,132,799
Salary deferrals by participants,      $303,396    $214,107                    6,433,759
Rollover contributions by
    participants                         65,771      36,096                      935,415
Dividend income                         147,960     184,973                    3,803,627
Interest income                                                    359,804     1,885,729
Gain on sale of investments              22,187      12,368                    2,322,120
                                     ---------------------------------------------------
TOTAL CONTRIBUTIONS AND
   INVESTMENT INCOME                    539,314     447,544        359,804    17,513,449
                                     ---------------------------------------------------

Net transfers authorized by
    participants                      1,926,571     854,523
Unrealized increase (decrease) in
   current value of investments         365,185    (155,700)                   24,311,721
Withdrawals by participants            (179,512)    (48,779)      (195,907)    (9,991,240)
Loans to participants                   (43,085)    (16,222)     1,941,000
Loan repayments by participants          84,692      70,683     (2,133,633)
                                     ----------------------------------------------------
                                      2,153,851     704,505       (388,540)    14,320,481
                                     ----------------------------------------------------
Increase / (Decrease) in
   Participants' Equity               2,693,165   1,152,049        (28,736)    31,833,930
                                     ----------------------------------------------------

Participants' Equity
   January 1, 1997                      545,109     558,530      4,218,169    105,851,040
                                     ----------------------------------------------------

Participants' Equity
   December 31, 1997                 $3,238,274  $1,710,579     $4,189,433   $137,684,970
                                     ====================================================

See notes to financial statements.

                                       -7-



GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY, WITH FUND INFORMATION
For year ended December 31, 1996

                                                                          FUND INFORMATION

                                                                                                           Phillips
                                                      GATX Stock   Fidelity U.S.                           Petroleum   Dreyfus
                                          Managed        Fund      Equity Index  Fidelity      Putnam       Company      New
                                        Income Fund    (Note D)        Fund       Puritan      Voyager    Securities   Leaders
                                        -----------   ----------       -----      -------      -------    ----------   -------
CONTRIBUTIONS &
   INVESTMENT INCOME
Contributions by GATX Corporation
   and subsidiaries                                   $2,103,151
Salary deferrals by participants        $2,105,676     1,006,192    $1,187,839     $678,222   $1,375,381               $19,026
Rollover contributions by
    participants                           149,773       177,866       298,355      258,715      204,200
Dividend income                                        1,303,065       415,459      729,477      761,739                23,239
Interest income                          1,719,756           668
Gain on sale of investments                              507,013       266,203       21,959      294,525                   472
                                      ----------------------------------------------------------------------------------------------
TOTAL CONTRIBUTIONS AND
   INVESTMENT INCOME                     3,975,205     5,097,955     2,167,856    1,688,373    2,635,845                42,737
                                      ----------------------------------------------------------------------------------------------

Net transfers authorized by
    participants                        (4,876,158)   (1,362,375)    1,111,927      862,364    2,986,256               326,854
Unrealized increase (decrease) in
   current value of investments                         (660,138)    2,313,807       52,638      (26,627)    $6,188    (10,698)
Withdrawals by participants             (3,412,863)   (3,016,306)     (767,391)    (392,595)    (778,866)
Loans to participants                   (1,157,833)     (324,573)     (367,057)    (166,514)    (406,987)
Loan repayments by participants            786,000       258,399       256,169      149,757      413,098                 4,082
                                      ----------------------------------------------------------------------------------------------
                                        (8,660,854)   (5,104,993)    2,547,455      505,650    2,186,874      6,188    320,238
                                      ----------------------------------------------------------------------------------------------
Increase / (Decrease) in
   Participants' Equity                 (4,685,649)       (7,038)    4,715,311    2,194,023    4,822,719      6,188    362,975
                                      ----------------------------------------------------------------------------------------------
Participants' Equity
   January 1, 1996                      32,419,333    37,144,961    12,001,658    4,280,161    7,233,502     41,088         -
                                      ----------------------------------------------------------------------------------------------
Participants' Equity
   December 31, 1996                   $27,733,684   $37,137,923   $16,716,969   $6,474,184  $12,056,221    $47,276   $362,975
                                      ==============================================================================================

See notes to financial statements.



GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY, WITH FUND INFORMATION
For year ended December 31, 1996

(CONTINUED)
                                                     FUND INFORMATION

                                          Fidelity    Templeton
                                           Equity      Foreign       Employee
                                           Income       Fund I        Loans        Total
                                        -----------   ----------       -----      -------
CONTRIBUTIONS &
   INVESTMENT INCOME
Contributions by GATX Corporation
   and subsidiaries                                                              $2,103,151
Salary deferrals by participants           $17,256       $34,155                  6,423,747
Rollover contributions by
    participants                            32,599                                1,121,508
Dividend income                             17,112        17,758                  3,267,849
Interest income                                                        241,779    1,962,203
Gain on sale of investments                    672           336                  1,091,180
                                      ------------------------------------------------------
TOTAL CONTRIBUTIONS AND
   INVESTMENT INCOME                        67,639        52,249       241,779   15,969,638
                                      ------------------------------------------------------
Net transfers authorized by
    participants                           462,373    488,759
Unrealized increase (decrease) in
   current value of investments              9,436     17,818                     1,702,424
Withdrawals by participants                            (4,234)       (131,918)   (8,504,173)
Loans to participants                           (8)    (4,528)      2,427,500
Loan repayments by participants              5,669      8,466      (1,881,640)
                                      ------------------------------------------------------
                                           477,470    506,281         413,942    (6,801,749)
                                      ------------------------------------------------------
Increase / (Decrease) in
   Participants' Equity                    545,109    558,530         655,721     9,167,889
                                      ------------------------------------------------------
Participants' Equity
   January 1, 1996                               -         -        3,562,448    96,683,151
                                      ------------------------------------------------------
Participants' Equity
   December 31, 1996                      $545,109   $558,530      $4,218,169  $105,851,040
                                      ======================================================


See notes to financial statements.

                                       -8-



GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY, WITH FUND INFORMATION
For year ended December 31, 1995

                                                                        FUND INFORMATION
                                                                                                 Phillips
                                    Managed     GATX Stock    Fidelity                           Petroleum
                                    Income         Fund      U.S. Equity   Fidelity    Putnam     Company    Employee
                                     Fund        (Note D)      Index       Puritan     Voyager   Securities   Loans       Total
                                   ---------   ------------  -----------  ----------  ---------  ----------  --------   ----------

CONTRIBUTIONS & INVESTMENT
     INCOME

Contributions by GATX
    Corporation and subsidiaries                $ 1,994,609                                                            $ 1,994,609
Salary deferrals by participants    $2,402,476    1,078,316  $   868,821  $  458,612  $  949,749                         5,757,974
Rollover contributions
     by participants                    77,056       46,422      158,980      73,722      26,037                           382,217
Dividend income                                   1,163,219      318,023     158,609     380,291  $   626                2,020,768
Interest income                      2,051,413        2,311                   14,904         395      160  $  444,162    2,513,345
Gain (loss) on sale
    of investments - Note C            (22,411)     687,223    2,615,630     551,920      78,207                         3,910,569
                                    ----------   ----------  -----------  ----------  ----------  -------  ----------  -----------

TOTAL CONTRIBUTIONS
     AND INVESTMENT INCOME           4,508,534    4,972,100    3,961,454   1,257,767   1,434,679      786     444,162   16,579,482
                                    ----------   ----------  -----------  ----------  ----------  -------  ----------  -----------

Net transfers
    authorized by participants      (1,882,684)    (248,775)     708,073     500,493     922,893
Unrealized increase
    in current value of investments               2,613,407       57,471      79,649   1,230,350    1,481                3,982,358
Withdrawals by participants         (1,544,570)  (1,056,924)    (308,534)    (65,167)    (60,242)                       (3,035,437)
Loans to participants                 (863,045)    (281,956)    (193,996)   (115,362)   (199,715)           1,654,074
Loan repayments by participants      1,043,975      419,396      142,147      96,477     235,901           (1,937,896)
                                    ----------   ----------  -----------  ----------  ----------  -------  ----------  -----------

                                    (3,246,324)   1,445,148      405,161     496,090   2,129,187    1,481    (283,822)     946,921
                                    ----------   ----------  -----------  ----------  ----------  -------  ----------  -----------

Increase in Participants' Equity     1,262,210    6,417,248    4,366,615   1,753,857   3,563,866    2,267     160,340   17,526,403
                                    ----------   ----------  -----------  ----------  ----------  -------  ----------  -----------

Participants' Equity at
    January 1, 1995                 31,157,123   30,727,713    7,635,043   2,526,304   3,669,636   38,821   3,402,108   79,156,748
                                   -----------  -----------  -----------  ----------  ----------  -------  ----------  -----------

Participants' Equity at
    December 31, 1995              $32,419,333  $37,144,961  $12,001,658  $4,280,161  $7,233,502  $41,088  $3,562,448  $96,683,151
                                   ===========  ===========  ===========  ==========  ==========  =======  ==========  ===========

See notes to financial statements.

                                      -9-

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1997

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Investments are recorded at fair value based on quoted market prices or redemption value.

All costs and expenses incurred with regard to the purchase and sale of investments are borne by the GATX Corporation Salaried Employees Retirement Savings Plan (the Plan) and are included in the realized gain (loss) on sale of investments. Administrative and general expenses are paid by GATX Corporation (GATX or the Company).

The preparation of the financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as revenues and expenses during the reporting period. Actual amounts when ultimately realized could differ from those estimates.

NOTE B--DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan and was established to afford employees an opportunity to save systematically for retirement. The Plan is open to each eligible salaried employee of GATX, and each of its domestic subsidiaries which adopts or has adopted the Plan upon authorization by GATX, immediately following the first paycheck.

A participant may contribute to the Plan from 1% to a maximum of 15% of his or her compensation as defined by the Plan. After a participant completes six months of service, GATX and its electing subsidiaries contribute an amount up to but not more than 50%, as determined from time to time by GATX, of the amount contributed by each participant but not to exceed 3% of the participant's compensation, as defined by the Plan. Company contributions are invested in GATX Common Stock and short-term investments. All contributions are made in cash and deposited semi-monthly. Contributions by participants are made by means of salary deferral and employer contributions are fully vested.

After one year of participation in the Plan, active participants may obtain loans from the Plan. The maximum loan amount is subject to certain restrictions and each loan is secured by the participant's account balance.

Participants may elect to have their contributions invested in the Managed Income Fund (which is a combination of the Bankers Trust Pyramid GIC Fund and the Fidelity Managed Income Portfolio II Fund), GATX Stock Fund, Fidelity Spartan U.S. Equity Index Fund, Fidelity Puritan Fund, Putnam Voyager Fund, Dreyfus New Leaders Fund, Fidelity Equity Income Fund, Templeton Foreign Fund I, or in a combination of any of the funds in multiples of 5% in each fund selected.
Fidelity Management Trust Company is trustee and recordkeeper.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1997

NOTE B--DESCRIPTION OF THE PLAN (Continued)

On August 1, 1996, the plan added Fidelity Equity Income and Templeton Foreign Fund I as investment options. On September 1, 1996, the plan added Dreyfus New Leaders as an investment option.

Employees participating in the Plan had invested in the available funds as follows (some having invested in more than one fund):

                                                          December 31
                                                 ---------------------------
                                                  1997                  1996
                                                 -----                 -----

     Total participants                          1,731                 1,714

     Managed Income Fund                           954                 1,084
     GATX Stock Fund                               772                   759
     Fidelity Spartan U.S. Equity Index Fund     1,005                   905
     Fidelity Puritan Fund                         607                   597
     Putnam Voyager Fund                           884                   908
     Dreyfus New Leaders Fund                      156                    70
     Fidelity Equity Income Fund                   271                    70
     Templeton Foreign Fund I                      221                    91



As a result of a previous acquisition by GATX, rollover contributions, consisting of shares of common stock of Phillips Petroleum Company, were received by the Plan in 1979. As of December 31, 1997, one employee is participating in this Fund. Further contributions to the Fund are not allowed.

GATX intends this Plan to be permanent but reserves the right at any time to modify, amend, or terminate this Plan, including the right to suspend or permanently discontinue employer contributions upon 30 days prior notice to participants or to reduce (or increase but not to more than 50%) the rate of such contributions without notice. For the years ended December 31, 1997, 1996, and 1995, GATX's contribution rate was 50%.

Should the Plan terminate at some future date, its net assets will be available to provide participants their distributions in proportion to their allocable share of the Plan assets at the date of such termination.

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1997

NOTE C - INVESTMENTS

The cost of investments and number of shares or units held at December 31, 1997 and 1996 were as follows:

                                                                             1997                             1996
                                                               ------------------------------      --------------------------
                                                               Shares/Units           Cost         Shares/Units       Cost


Bankers Trust Pyramid GIC Fund                                         -          $12,642,492               -     $15,842,715

GATX Corporation Stock Fund                                      763,333           24,728,040         765,730      22,972,681
Fidelity Spartan U.S. Equity Index Fund                          673,635           15,946,807         620,296      13,466,514
Fidelity Puritan Fund                                            435,744            7,623,945         375,533       6,332,146
Fidelity Managed Income Portfolio II                                   -           11,540,501               -      10,691,485
Putnam Voyager Fund                                              738,828           11,203,002         747,905      10,838,251
Phillips Petroleum Company Common Stock                            1,068               20,622           1,068          20,622
Dreyfus New Leaders Fund                                          22,274              953,790           8,910         372,908
Fidelity Equity Income Fund                                       61,790            2,863,800          12,727         535,673
Templeton Foreign Fund I                                         171,918            1,848,464          53,912         540,712
                                                                                  -----------                     -----------

                                                                                  $89,371,463                     $81,613,707
                                                                                  ===========                     ===========



GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1997

NOTE C--INVESTMENTS--Continued

The realized gain (loss) on sale of investments  is the  difference  between the
proceeds  received  and  the  average  cost  of  investments   sold,   including
transaction costs, and was determined as follows:

                                             1997                           1996                                 1995
                             --------------------------------- --------------------------------- -----------------------------------
                              Aggregate  Aggregate              Aggregate   Aggregate             Aggregate    Aggregate
                              Proceeds     Costs       Gain     Proceeds      Costs      Gain     Proceeds      Costs    Gain/(Loss)
                             ---------- ----------- ---------- ----------- ---------- ---------- -----------  ---------- ----------

GATX Corporation Stock Fund  $3,983,329 $ 3,140,311 $  843,018 $ 4,165,406 $3,658,393 $  507,013 $ 1,645,323  $  958,100 $  687,223
Fidelity Spartan U.S.
  Equity Index                3,476,039   2,621,537    854,502   2,196,679  1,930,477    266,202     174,674     165,801      8,873
Fidelity Puritan Fund         1,563,607   1,410,633    152,974   1,321,939  1,299,979     21,960      89,362      88,536        826
Putnam Voyager Fund           3,768,562   3,345,839    422,723   2,297,315  2,002,791    294,524     269,921     191,714     78,207
Dreyfus New Leaders Fund        208,548     194,200     14,348      17,346     16,874        472           -           -          -
Fidelity Equity Income Fund     407,816     385,629     22,187      11,739     11,066        673           -           -          -
Templeton Foreign Fund I        301,297     288,929     12,368      19,568     19,232        336           -           -          -
Metropolitan Life Group
  Annuity Contract No. 12518                                                                       9,602,685   9,625,096    (22,411)
Harris Trust and Savings Bank
  Trust for Collective
  Investment of Employee
  Benefit Accounts:
    Equity Index Fund                                                                             10,154,556   7,547,799  2,606,757
Jennison Balanced Fund                                                                             3,386,708   2,835,614    551,094
                            ----------- ----------- ---------- ----------- ---------- ---------- ----------- ----------- ----------

                            $13,709,198 $11,387,078 $2,322,120 $10,029,992 $8,938,812 $1,091,180 $25,323,229 $21,412,660 $3,910,569
                            =========== =========== ========== =========== ========== ========== =========== =========== ==========


GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

December 31, 1997


NOTE D--GATX FUND

The balance in the GATX Stock Fund consisted of $41,886,836 of employer matching assets and $14,362,472 of employee contributed assets at December 31, 1997. As of December 31, 1996, these amounts were $27,823,704 and $9,314,219 respectively. The employer matching assets cannot be transferred from the GATX Stock Fund to other funds.


NOTE E--FEDERAL INCOME TAX STATUS

The Internal Revenue Service has issued a favorable determination letter of the Plan's status as a qualified profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended, (the Code), and is, therefore, not subject to tax under present income tax laws. Amounts distributed from the Plan are taxable to the participants or their beneficiaries as provided by Section 402(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its tax-exempt status. The administrator is not aware of any course of action or series of events that have occurred that might adversly affect the Plan's qualified status.